CHINA YILI PETROLEUM COMPANY
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

                                                                                                               February 11, 2010

VIA EDGAR
Karl Hiller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:           China Yili Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed May 18, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 20, 2009
Response Letter Dated December 4, 2009
                File No. 001-51554

Dear Mr. Hiller:

I am writing in response to your letter dated February 2, 2010.  We are actively preparing a response to the comments set forth in your letter.  However we will require additional time to provide a complete response.  We expect to file our response on EDGAR no later than February 26, 2010.

Yours.
/s/ Chunshi Li
Chunshi Li, Chief Executive Officer